Exhibit 77(d)


                 Policies with respect to Securities Investments

Effective October 9, 2007, the Portfolio changed its policy of investing in investing in companies chosen from the S&P 500 Index to one of investing in large capitalization companies and defining large capitalization companies as those companies that are included in the S&P 500 Index and that have a market capitalization of at least $3 billion.